UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GENERATION ZERO GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

37148T101
(CUSIP Number)

Richard M. Morrell
13663 Providence Road,
 Suite #253
Weddington, NC  28104
Telephone: (470) 809-0707
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard M. Morrell

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF, OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
2,200,000 shares of Common Stock and 1,000 shares of Series A Preferred Stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
5,012,500 shares of Common Stock and 1,000 shares of Series A Preferred Stock*

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
5,012,500 shares of Common Stock and 1,000 shares of Series A Preferred Stock*

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
9.8% of the outstanding Common Stock; 100% of the outstanding Series A Preferred Stock; and 54.5% of the total voting stock of the Company*

| 14 |	Type of Reporting Person
IN

* Includes 2,812,500 shares of common stock of the Company issuable to Mr. Morrell upon conversion of the principal amount of $225,000 in outstanding Convertible Promissory Notes held by Mr. Morrell ($200,000 of which is held through his retirement account), which allow Mr. Morrell the right to convert such notes into common stock at the rate of $0.08 per share (not including the conversion of any accrued and unpaid interest, which convert into common stock at the same rate as the principal owed under the notes).

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Generation Zero Group, Inc. (the “Company”).  The principal executive offices of the Company are located at 13663 Providence Road, Suite #253
Weddington, North Carolina 28104.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Richard M. Morrell, an individual, and the Chief Executive Officer, President and director of the Company.

(d)-(e)  During the last five years, Mr. Morrell: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Morrell is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On July 11, 2013, the Company borrowed $25,000 from Richard M. Morrell and issued a Convertible Promissory Note in the amount of $25,000 to evidence the loan.  The Convertible Promissory Note accrues interest at the rate of 10% per annum (payable monthly in arrears), is due and payable on July 10, 2015.  The Convertible Promissory Note is convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $0.08 per share.  The 312,500 shares of the Company’s common stock issuable upon conversion of the principal outstanding amount of the Convertible Promissory Note have been included in the shares beneficially owned and percentage of shares owned by Mr. Morrell disclosed throughout this filing, but not in the total shares Mr. Morrell is eligible to vote, as Mr. Morrell cannot vote such shares unless or until he converts the Convertible Promissory Notes.

On November 25, 2013, to be effective as of July 22, 2013 (the “Effective Date”), the Company entered into a Consulting Agreement with its Chief Executive Officer and President, Richard M. Morrell.  Effective on the Effective Date, the Company issued Mr. Morrell 1,000,000 shares of restricted common stock of the Company in consideration for agreeing to provide the services and consulting services rendered prior to the Effective Date.  The Company agreed to issue Mr. Morrell 600,000 shares of the Company’s restricted common stock as long as Mr. Morrell is still providing services pursuant to the Consulting Agreement on January 22, 2014.

On November 27, 2013, Richard M. Morrell, acquired 1,000 shares of the Company’s Series A Preferred Stock from Cynthia S. White, a former officer and director of the Company for $10.  The 1,000 shares of Series A Preferred Stock have the right, voting in aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote (the “Super Majority Voting Rights”). For example, if there are 10,000,000 shares of the Company’s common stock issued and outstanding at the time of a shareholder vote, the holders of Series A Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,408,163 shares, out of a total number of 20,408,163 shares. Additionally, the Company shall not adopt any amendments to the Company’s Bylaws, Articles of Incorporation, as amended, make any changes to the Certificate of Designations, or effect any reclassification of the Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock. However, the Company may, by any means authorized by law and without any vote of the holders of shares of Series A Preferred Stock, make technical, corrective, administrative or similar changes to the Certificate of Designations establishing the Series A Preferred Stock that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A Preferred Stock.

On December 1, 2013, the Company borrowed $100,000 from Richard M. Morrell’s retirement account (Equity Trust Company Custodian FBO Richard Morrell IRA) and issued a Convertible Promissory Note in the amount of $100,000 to evidence the loan.  The Convertible Promissory Note accrues interest at the rate of 10% per annum (payable monthly in arrears), is due and payable on November 30, 2015.  The Convertible Promissory Note is convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $0.08 per share. The 1,250,000 shares of the Company’s common stock issuable upon conversion of the principal outstanding amount of the Convertible Promissory Note have been included in the shares beneficially owned and percentage of shares owned by Mr. Morrell disclosed throughout this filing, but not in the total shares Mr. Morrell is eligible to vote, as Mr. Morrell cannot vote such shares unless or until he converts the Convertible Promissory Notes.

On February 12, 2014, the Company issued 600,000 shares, valued at $3,000, to Richard M. Morrell, pursuant to the terms of his Consulting Agreement.

On July 1, 2014, the Company borrowed $100,000 from Richard M. Morrell’s retirement account (Equity Trust Company Custodian FBO Richard Morrell IRA), and issued a Convertible Promissory Note in the amount of $100,000 to evidence the loan.  The Convertible Promissory Note accrues interest at the rate of 10% per annum (payable monthly in arrears), is due and payable on June 30, 2016.  The Convertible Promissory Note is convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $0.08 per share. The 1,250,000 shares of the Company’s common stock issuable upon conversion of the principal outstanding amount of the Convertible Promissory Note have been included in the shares beneficially owned and the percentage of shares owned by Mr. Morrell disclosed throughout this filing, but not in the total shares Mr. Morrell is eligible to vote, as Mr. Morrell cannot vote such shares unless or until he converts the Convertible Promissory Notes.

On July 22, 2014, the Company issued 600,000 shares, valued at $3,000, to Richard M. Morrell, pursuant to the terms of his Consulting Agreement.

Item 4. Purpose of Transaction

Mr. Morrell acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Morrell may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Morrell also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Morrell does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Morrell beneficially owns 5,012,500 shares of common stock (when including shares issuable to Mr. Morrell upon conversion of outstanding Convertible Promissory Notes discussed above) and 1,000 shares of Series A Preferred Stock. The common stock represents 9.8% of the outstanding common stock of the Company (when including shares issuable upon conversion of the Convertible Promissory Notes); the Series A Preferred Stock represents 100% of the outstanding Series A Preferred Stock of the Company; and the common stock, together with the Series A Preferred Stock (which votes 51% of the total voting stock on any shareholder matters), provide Mr. Morrell the right to vote 54.5% of the total voting stock of the Company, based on 51,157,658 outstanding shares of common stock (the 48,345,158 outstanding shares plus the 2,812,500 shares issuable upon conversion of the Convertible Promissory Notes) and 104,403,384 total outstanding voting shares (when including the voting rights of the Series A Preferred Stock and the shares of common stock issuable upon conversion of the Convertible Promissory Notes) as of the date of this filing.

(b)
Mr. Morrell holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,200,000 shares of common stock held by Mr. Morrell, representing 4.6% of the outstanding common stock of the Company; 100% of the outstanding Series A Preferred Stock of the Company; and the right to vote 53.2% of the total voting stock of the Company when including the common stock and the Series A Preferred Stock (which votes 51% of the total voting stock on any shareholder matters) held by Mr. Morrell. The 2,812,500 shares of common stock issuable upon conversion of the principal amount of the Convertible Promissory Notes is not included in the shares that Mr. Morrell holds the right to vote as Mr. Morrell is not eligible to vote such shares until or unless he converts the Convertible Promissory Notes.

(c)	See Item 3 above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock, preferred stock and convertible notes beneficially owned by Mr. Morrell.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014

By:	/s/ Richard M. Morrell
Richard M. Morrell